SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa announces new CEO and CFO
-- Veteran company executives, Alceu Duilio Calciolari appointed CEO,
Rodrigo Osmo appointed CFO --

FOR IMMEDIATE RELEASE - São Paulo, July 4th, 2011 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today announced that Alceu Duilio Calciolari has been named Chief Executive Officer, effective immediately. He will also retain the role of IRO and has been interim-CEO since May 9th, 2011. Mr. Rodrigo Osmo, the Company’s CEO of AlphaVille has been named CFO.

"Duilio is exactly the right leader for Gafisa and we are confident that he and Rodrigo as the new CFO will accomplish the goals set out for the Company. Duilio brings the right skill set, deep knowledge of the Company and real estate sector, and confidence within the marketplace to lead Gafisa while it completes a strategy of strengthening operations and turns its focus to growth with profitability," said Caio Mattar, Gafisa's Chairman of the Board. "Duilio’s demonstrated leadership skills and extensive experience within the Company make him the right CEO to lead Gafisa as it continues to capitalize on the tremendous growth opportunity in the country and reinforces its position as one of Brazil’s leading homebuilders," added Mr. Mattar.

"I'm very pleased to take on the role of CEO," said Alceu Duilio Calciolari. "This is a great company steeped with accomplishment and history, innovative products, extremely skilled and dedicated employees, and a solid and loyal customer base. The Gafisa team has done a tremendous job in building the Company into the powerhouse that it is today with a national presence, diversified product offering and highly recognized and respected brands. I'm excited about the opportunity to lead Gafisa with Rodrigo as a close partner and build on the momentum to grow the business profitably by continuing to be on the forefront of anticipating and responding to our client’s housing needs”.

Mr. Osmo holds the role of CFO and will maintain his position of CEO of AlphaVille through the end of the year, to continue to lead the development of the business plan that will support the purchase of the remaining 20% of AlphaVille, still owned by Alphapar. “Mr. Osmo has proven to be an invaluable leader at AlphaVille and has a strong track-record in strategy and finance. During this transition period, I will remain as IRO", said Mr. Calciolari.

Mr. Calciolari has worked with Gafisa for the last 11 years as its CFO, and the previous six, as its IRO as well. Prior to joining Gafisa, he served as chief financial officer at Tupy S.A. and ALL-América Latina Logística S.A. Mr. Calciolari has a degree in business administration and a Master’s in controllership from the Pontifical Catholic University of São Paulo (PUC-SP).

Mr. Osmo served as CEO of AlphaVille since December 2009, and has been with Gafisa for 5 years. He has been an investment executive at GP Investments and a consultant at Bain & Company. He has also been an assistant professor of Finance at the Harvard Business School, Harvard University, and was the founding partner of Ysoquim Representações Internacionais. Mr. Osmo holds a bachelor’s degree in chemical engineering from Polytechnic School at the University of São Paulo (USP) and a master’s degree in business administration from Harvard Business School.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and AlphaVille, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Luiz Mauricio Garcia
Investor Relations
Phone: +55 11 3025-9297/9242/9305
Fax:+55 11 3025-9348
ir@gafisa.com.br

Media Relations (Brazil)
Débora Mari
Maquina da Notícia Comunicação Integrada
Phone: +55 11 3147-7412
Fax: +55 11 3147-7900
Email: debora.mari@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 05, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer